United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation
Pursuant to Rule 14a- 103

Name of registrant: Wells Fargo Company

Address of persons relying on this exemption:
Sisters of St. Francis of Philadelphia
609 S. Convent Road, Aston, PA 19014
nnash@osfphila.org   610-558-7661

Name of persons relying on Exemption: The Sisters of St. Francis of Philadelphia and 16 co-filers: American Baptist Home Mission Society, Benedictine Sisters of Baltimore, Benedictine Sisters of Mount St. Scholastica, Benedictine Sisters of Virginia, California Reinvestment Coalition, Calvert Investment Management, Inc., Dominican Sisters of Hope, Friends Fiduciary Corporation, Maryknoll Sisters, Missionary Oblates of Mary Immaculate, NEI Investments, Presbyterian Church (USA), Sisters of the Holy Names of Jesus and Mary,  Walden Equity Funds, The Employees’ Retirement System of Rhode Island, and United Church Funds.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Sisters of St. Francis of Philadelphia and 16 co-filers urge you to vote FOR Item 5 at Wells Fargo because Wells Fargo is exposed to significant risks due to lapses in vision, values, ethics and culture; Wells Fargo has not adequately assessed and managed those risks, and Proponents seek a systemic, comprehensive approach to address business standards, through disclosure which demonstrates meaningful and authentic implementation of policies and practices to effectively reduce risk.

Important Proxy Voting material

Shareholder resolution to Wells Fargo on Business Standards Review (title in proxy statement “Retail Banking Sales Practices”)

RESOLVED: Shareholders request that the Board commission a comprehensive report, available to shareholders by October 2017, on the root causes of the fraudulent activity and steps taken to improve risk management and control processes. The report should omit proprietary information and be prepared at reasonable cost.

Summary of Resolution and Rationale for Support

As part of a long-term dialogue with the company, and in the context of the fraudulent cross-selling scandal, the resolution asks the Board of Directors of Wells Fargo Company for enhanced disclosure on the steps taken to improve culture, ethics, reputation, aligning incentives with customers’ best interests, risk management, governance and control processes in order to rebuild trust and give assurance to shareholders that risks contributing to the present scandal are now well understood and will be properly managed to prevent future crises.

Proponents believe shareholders should vote FOR Item 5 because:

1.	As a result of inadequate systems and fraudulent activity, Wells Fargo has faced significant consequences and is exposed to regulatory, business, legal, reputational and human capital risks.
2.	Wells Fargo appears to acknowledge in its Opposition Statement that the concerns raised in the resolution have merit.
3.
The resolution is not moot because the actions undertaken and anticipated by the company do not comprehensively respond to the resolution, which is necessary to meet stakeholder expectations and reduce the risk of future crises.

a.	Disclosure of actions undertaken by the company up to now is insufficient for shareholders to assess how Wells Fargo is managing the business standards and ethical risks raised in the resolution.
b.	Shareholders are asked to rely on a forthcoming report that will only be published shortly before the annual meeting.
c.
Wells Fargo addresses the “retail banking sales practices” in isolation, representing crisis management, rather than a systemic effort to undertake a business standards review, understand root causes and adjust systems accordingly.

d.	The company has not adequately demonstrated how its response will reflect stakeholder feedback, including from shareholders and in line with the UN Guiding Principles on Business and Human Rights.
4.	The request in the resolution is reasonable and not burdensome, given the importance of preventing future crises, and the fact that similar disclosure has been prepared by peers.

Arguments in Favor of the Resolution

1.	The consequences of the fraudulent activity for Wells Fargo have been significant and the company continues to face regulatory, business, legal, reputational and human capital risks.

As a result of the Fall 2016 cross-selling scandal, Wells Fargo has paid a significant price and is exposed to ongoing risks:

•
Regulatory Risk: The company has already been sanctioned with fines of $185 million. It also faces ongoing investigation by the Consumer Financial Protection Bureau (CFPB), the Securities and Exchange Commission (SEC), the House Financial Services Committee, and the Senate Banking Committee. The payments and settlements with various agencies and institutions as well as ongoing investigations and remediation costs continue to present financial risks for the institution.

•
Business Risk: Wells Fargo has disclosed substantial and continuing declines in new retail banking business, with February 2017 checking account openings down 43%, and credit card applications down 55%  year-on-year. The long-term impact on the retail banking business is as yet unknown.

•
Reputational Risk: The controversy has generated intense and on-going media scrutiny. Cities, states, and organizations have announced that they are withdrawing business and closing accounts with the bank. A recent Harris Poll showed when assessed on Social Responsibility, Emotional Appeal, Products and Services, Vision and Leadership, Financial Performance, and Workplace Environment, public confidence in Wells Fargo fell over 20 points, the largest-ever drop, to a position of 99th among 100 companies.[1]

•	Legal Risk: The company faces litigation, ongoing arbitration with customers and possible criminal investigation.
•
Human Capital Risk: Concerns among existing and potential employees about the reputation of the institution, sales practices, and the way employees are treated and ethical issues are handled may create difficulty in recruiting and retaining the best people.

2.	The company appears to acknowledge in its rebuttal that the request in the resolution has merit.

In its Proxy Statement, the company recommends that shareholders vote against the proposal because actions the company has undertaken or committed to take since the resolution was filed have effectively rendered it moot. By putting forward this line of argument, the company appears to acknowledge that the resolution has merit and that the report requested is appropriate, given the seriousness of the issue. In the view of the proponents, rather than recommending against the resolution, the company should have supported it.

3.	While the actions undertaken and disclosed by the company up to now are recognized, the proposal is not moot because these actions do not comprehensively respond to the resolution.

A.	Disclosure of actions undertaken by the company up to now is insufficient for shareholders to assess how Wells Fargo is managing the business standards and ethical risks raised in the resolution.

Wells Fargo has disclosed to shareholders and indicated in its Proxy Statement that it has taken action, and intends to take additional action, that will address the proponents’ concerns, including enhancements to corporate governance practices, compensation and performance management programs, risk management organization and practices and culture. While the efforts below may meet some of the requested elements of the resolution at a superficial level, they are not a comprehensive response to addressing business standards. Specifically:

•
The March 1, 2017 “Presentation on Highlights of Board and Company Actions in Response to Sales Practices”[2] lacks strategy and depth and does not indicate what the plan moving forward would be. Instead, it provides only some specific actions taken, such as holding executives accountable, adjustments to compensation for a limited number of executives.

1 http://www.theharrispoll.com/reputation-quotient/
2 Wells Fargo 2017 Highlights Report https://www08.wellsfargomedia.com/assets/pdf/about/investor-relations/presentations/2017/board-and-company-actions.pdf

•
In the rebuttal of the resolution in the Proxy Statement, the Board mentions piecemeal actions taken that it believes demonstrate it has met the request, again lacking strategy and a comprehensive approach.  These items do not substantially address the root causes of the unethical business practices in retail banking branches; lack analysis; do not include data; do not have evidence to demonstrate effectiveness; and does not provide results.

o
The Company states it is offering a nationwide, no-cost mediation program to customers with sales claims[3], however, there is no quantifiable data available expressing how many credit scores were impacted by the unauthorized cross-selling of products.

o
Wells Fargo states the Company is researching how customers’ credit scores were impacted as a result of potentially unauthorized cross-selling of products, yet there was no mention of steps analyzed or data being collected that will lead to substantial conclusions.

o	Since January 1, 2017 Wells Fargo has put in place a new compensation program but evidence has not been provided to show how the culture in the retail banking branches has changed.
o
Wells Fargo is reviewing the EthicsLine processes with the support of a third-party expert to address any concerns about reports from former team members who felt they faced retaliation for calling the EthicsLine, however, Wells Fargo has not described how they are addressing whistle blowers.

o
Wells Fargo has added a seventh priority - Rebuilding Trust - to its existing six strategic priorities in their Vision and Values in order to sharpen their focus on the company’s objectives, but the company has not provided evidence to show how the seventh priority has affected relations between customers and the retail banking team members.

o
Wells Fargo has invested in enhanced training and monitoring of team members’ compliance with the company’s Code of Ethics and Business Conduct to strengthen the Company’s ethics culture, but the company has not provided disclosure to shareholders that allows for determination of the results.

o
Wells Fargo stated it has realigned many of Risk team members, who previously reported within their business, to report into Corporate Risk, yet the Proxy Statement failed to indicate why and how this new approach will effectively mitigate the risks raised.

•
In 2015, Wells Fargo established the Office of Global Ethics and Integrity (GEI), which is charged with fostering and enhancing a culture of ethics and integrity throughout the company,[4] yet evidence from the Office of Global Ethics and Integrity has not been put forward to help explain the root causes that led to the cross-selling scandal, indicating that this Office is not well-positioned or equipped to play a preventative role in lapses of ethics and culture.

3Wells Fargo 2017 Proxy Statement
4 Wells Fargo 2015 Corporate Social Responsibility Report https://www08.wellsfargomedia.com/assets/pdf/about/corporate-responsibility/2015-social-responsibility-report.pdf

•
Wells Fargo states in its Visions and Values, “Our vision has nothing to do with transactions, pushing products, or getting bigger for the sake of bigness. It’s about building lifelong relationships one customer at a time. … We strive to be recognized by our stakeholders as setting the standard among the world’s great companies for integrity and principled performance. This is more than just doing the right thing. We also have to do it in the right way”[5]. While these principles are admirable, the Proponents are concerned they have not been adequately operationalized and language in and of itself will not manage risks without the right policies, processes, checks, and most importantly culture in place.  This language neglects to represent the full picture --– that the team members forgot about building lifelong relationships one customer at a time.

B.	Shareholders are asked to rely on a forthcoming report that will only be published shortly before the annual meeting

In intensive dialogue with the proponents after the resolution was filed, and up to the release of the proxy statement, including meetings with members of the board and senior management, the company had not committed to the publication of the report requested in the resolution. On March 1, 2017 the company indicated that it would publish a report on the results of its investigations in April 2017, in advance of the annual meeting. The company’s rebuttal of the resolution relies on a report that has not been published at the time of writing, and that will not be published sufficiently in advance of the annual meeting to allow shareholders to assess whether it meets the request in the resolution fully and responds adequately to the seriousness of the issue.

4.	Wells Fargo has not disclosed an authentic and comprehensive response to the resolution, which is necessary to meet stakeholder expectations and reduce the risk of future crises.

The proponents welcome actions that the company has undertaken or committed to so far. However, there are several reasons for concern that the company’s response to the request in the resolution may not meet the expectations of stakeholders, including shareholders.

A.	The language used by Wells Fargo appears to downplay the seriousness of the scandal and position it as an isolated occurrence.

The cross-selling scandal impacted at least two million accounts, thousands of employees, and involved fraudulent and potentially criminal actions that negatively impacted stakeholders including consumers, employees and shareholders. In its Proxy Statement, Wells Fargo refers to this situation as a “retail banking sales practices matter”, and the title of the resolution was changed from “Business Standards Review” to “Retail Banking Sales Practices”. Language matters, and sets expectations for how issues will be addressed and managed. Failing to use language that acknowledges the severity of the impact to individual customers and employees may jeopardize the objective of rebuilding trust in the institution and raises concerns about the authenticity and rigor of the response. It also creates concern that the report to be published in April 2017 will be narrowly focused on the recent scandal and that it will not explore underlying and systemic ethical and risk management challenges in a way that will contribute to the prevention of future crises.

B.
The company has disclosed a series of crisis interventions in relation to the cross selling scandal, but it still needs to provide a coherent and comprehensive response demonstrating how it will address underlying challenges relating to ethics, culture and business standards in systemic and holistic manner.

5 Wells Fargo Visions and Values https://www08.wellsfargomedia.com/assets/pdf/about/corporate/vision-and-values.pdf

The current disclosure is not adequate to fulfill the company’s stated intention of “building a better Wells Fargo for the future.” The actions disclosed by Wells Fargo up to now may be essential and pertinent but could be described as a series of crisis interventions relating to the present scandal. It is difficult for shareholders to assess the current piecemeal response. The full scope of the changes made and the background on their rationale is not accessible to external stakeholders and a comprehensive vision and action plan has not been articulated that includes qualitative and quantitative indicators that can demonstrate successful implementation over time.6

Furthermore, it is not the first time in recent years that Wells Fargo has faced a damaging scandal.7 The Proponents have engaged Wells Fargo on risk management and ethics since 2011. In the 2014 Sustainalytics and ICCR survey of seven large banks, Wells Fargo scored “below average due to weaknesses in the following areas: risk management, business practice, and responsible lending and investment.”8 Stakeholders raised concerns about lack of systems, structures, and meaningful implementation of language around the Vision and Values.  Proponents believe a root causes analysis is critical:  to prevent similar situations future, and to ensure the long-term sustainable value of the company, it is essential not only to take action in relation to the fraudulent sales practices controversy, but to address underlying challenges relating to ethics, culture and business standards in a systemic and holistic manner. This will not come out of an investigation into recent retail banking practices alone, especially in the context of other ethical lapses that occurred prior to the current scandal.

C.	The company has not demonstrated adequately how its response will reflect stakeholder feedback, including from shareholders.

The company’s disclosure up to now has not demonstrated adequately how feedback from external stakeholders – including customers, employees and shareholders – will be incorporated in its response and outlines no specific changes made or actions taken as a result of these dialogues. “Listening” is mentioned, but there are no examples of concrete actions taken by the company as a result of stakeholder input. Proponents are concerned that Wells Fargo’s actions thus far do not demonstrate a commitment to address insularity based on stakeholder feedback and undertake sufficient self-examination. As Wells Fargo acknowledges, it initially “failed…to fully appreciate the impact of this matter on our customers, team members, and other stakeholders.”9 However, in the subsequent outline of its “Path Forward,” increased frequency of dialogue and communication with employees only merits brief mention.

6 In pages 86-87 of the Company’s proxy statement, the board refers to several different websites addressing the bank’s efforts to address the scandal. To obtain a complete picture of reform efforts, shareowners must visit several different websites, read through the company’s proxy statement, and look for supplemental information in earnings release documents and investor presentations.
7 2012 settlement with the Department of Justice for $175 million for “discriminatory steering” of minority borrowers into high-cost loans, in addition to the more recent targeting of elderly and minority customers for fake accounts. http://www.nytimes.com/2012/07/13/business/wells-fargo-to-settle-mortgage-discrimination-charges.html https://www.nytimes.com/2016/10/21/business/dealbook/lions-hunting-zebras-ex-wells-fargo-bankers-describe-abuses.html
8 “Ranking the Banks,” Sustainalytics and Interfaith Center on Corporate Responsibility, p. 90. http://www.iccr.org/system/files/reportpub_prop_attachments/ICCRsRankingTheBanks120413.pdf
9 Wells Fargo 2017 Proxy Statement, p. 2.

Although the company is conducting a new employee survey, the fact that it has conducted other such surveys for the past seven years raises concerns about the efficacy of its employee outreach to adequately connect management with stakeholder reality.10 Furthermore, proponents are concerned that the “Rebuilding Trust” framework’s prioritization of protecting the company image will limit its effectiveness in simultaneously building an ethical culture. As CEO Tim Sloan laid out in his address to Wells Fargo employees in the March 21st Orlando Town Hall, the bank is examining employee culture while concurrently encouraging employees to espouse it.11

Under the UN Guiding Principles on Business and Human Rights, the proponents believe the company should have more robust due diligence to assess how its operations impact human rights. 12  Wells Fargo receives scores of zero in all three “Access to Remedy” categories of Banktrack’s 2016 edition of the “Banking with Principles.”13

5.	The request in the resolution is reasonable and not burdensome, given the importance of preventing future crises.

Wells Fargo is already undertaking disparate internal and external investigations and has undertaken to provide some level of reporting in April 2017, so the preparation of the requested disclosure should not be unduly burdensome and the deadline included in the resolution appears realistic. If the company has already invested the resources needed to produce a comprehensive report, there will be little additional effort required to respond to the resolution. If the company has not invested significant resources in investigating root causes and other elements in the resolution, it is vital that it should do so given the significant risks to the long-term value of the company.

Other banks, including JP Morgan Chase & Co. Bank of America and Goldman Sachs, have undertaken comprehensive business standard reviews at the request of shareholders to address risk-taking and culture.14 These reviews were greeted positively by external stakeholders as well and represented opportunities for the banks to implement more robust risk management and compliance structures.15

10 https://www.wsj.com/articles/wells-fargo-digs-deeper-into-its-culture-issues-1490124295
11 “In the weeks and months to come, [team members] can expect to see a series of opportunities for you to get involved, to engage with one another, and share your stories of better…We’re enlisting all of you in our efforts to be the very best Wells Fargo so we can have the best culture possible. We’re investing significantly in how we’re telling our story…”  http://mms.businesswire.com/media/20170321006467/en/576713/1/Orlando_Town_Hall_Transcript_03-21-2017.pdf?download=1
12 “Where business enterprises identify that they have caused or contributed to adverse impacts, they should provide for or cooperate in their remediation through legitimate processes.” (UN Guiding Principles on Business and Human Rights, Principle 22.) http://www.ohchr.org/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf
13 “Banking with Principles?” Banktrack, 2016, p. 18. http://www.banktrack.org/download/5412388/bwp_ii_final.pdf
14JP Morgan and Goldman Sachs released reports in 2014 and 2013, respectively.  http://about.bankofamerica.com/en-us/our-story/how-we-work.html#fbid=IbSkZXhu-0a
15 http://blogs.reuters.com/financial-regulatory-forum/2013/05/30/goldman-standards-review-reflects-new-compliance-landscape/

Conclusion:

It is clear that Wells Fargo has taken some steps to address the burden of serious violations caused by a lack of operative Business Standards, poor leadership and management oversight, insularity, defective culture, false trust, excessive appetite and inappropriate incentives for “cross-selling” products over recent years. Now, it is imperative that Wells Fargo must take a meaningful and systemic approach to ethics and risk management that will yield transformative results. The company must undertake a comprehensive process, and maintain a commitment to full corporate responsibility, not just in the retail banking sector. This will require strong remediation and grievance mechanisms that are not turned over to a management system that lacks any sense of the human suffering that has been caused. (We are aware of “heart-less” grievance situations that plunge the customers into bargaining that is non-relational and unjust). This will require a transparent, comprehensive framework designed to enhance governance structure, assess and manage numerous risks, including Board oversight, disclosing of penalties, fines, and litigation related to the fraudulent activities of the past several years. It will also require a new and a strong appetite for establishing trust: Actually, build relationships one customer at a time.

The proponents of the resolution urge you to vote YES in support of Item 5 at Wells Fargo.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE SISTERS OF ST. FRANCIS OF PHILADELPHIA.

PROXY CARDS WILL NOT BE ACCEPTED BY THE SISTERS OF ST. FRANCIS OF PHILADELPHIA OR ANY CO-FILER.  PLEASE DO NOT SEND YOUR PROXY TO ANYONE LISTED.

TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Wells Fargo Item 5, please contact Nora. M. Nash, OSF, Director, Corporate Social Responsibility, Sisters of St Francis of Philadelphia, nnash@osfphila.org  610-558-7661